SMART-TEK SOLUTIONS INC.
1100 Quail Street, Suite 100
Newport Beach, CA 92660
Phone: Phone: (858) 798-1644

June 28, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549 USA

Attention:	Larry Spirgel, Assistant Director

Re:	Smart-Tek Solutions, Inc.
Supplemental Correspondence submitted on April 28, 2011

Form 10-K for the Fiscal Year ended June 30, 2010
Filed on October 15, 2010

Schedule PRER14A
Filed on March 16, 2011

File No. 000-29895

Dear Mr. Spirgel:

The following contains our response to your comment letter dated April 8, 2011.

General

1.

We note your response to comment one of our letter dated April 8, 2011. Please provide us with materials supporting your statement that Smart-Tek Communications Inc. accounted for less than 11% of your consolidated assets as of December 31, 2010. We also note that the vend out of Smart- Tek Communications Inc. is a transaction involving an affiliate of the company. Please provide us with a narrative disclosure of the board process used to approve the vend-out transaction, including the involvement of each of your directors after the December 31, 2010 financial statements were completed. In addition, please explain to us why shareholder approval is not required to approve a transaction involving one of your directors under Nevada law.

Response

a)	Please see the attached December 31, 2010 asset schedule for Smart-Tek Solutions with Smart- Tek communications included for calculation purposes:

Smart-Tek Solutions Inc.
Total Assets
as of
December
31,
Entity	2010

Smart-Tek Communications Inc. ("SCI") (Unaudited)	$611,788

Smart-Tek Automated Services, Inc. (Audited)	$4,934,178

Total Smart-Tek solutions Inc. (including SCI)	$5,545,968

Percent of SCI assets to total assets	11.0%

b)	Narrative disclosure of the board process used to approve the vend-out transaction, including the involvement of each of your directors after the December 31, 2010 financial statements were completed:

Board of Director’s Thought Process and Reasons for the Sale

     Smart-Tek Solutions Inc.’s board of directors concluded that the sale is in the best interests of Smart-Tek Solutions Inc. and its stockholders. In arriving at this conclusion, the board of directors considered a number of factors, including the following favorable factors supporting the sale (as disclosed in the Preliminary Proxy amendment No. 1 filed on August 20, 2010):

1. Higher Return on Assets: Smart-Tek Solutions is seeking a higher return on assets than it is currently receiving on its investment in Smart-Tek Communications Inc. (“SCI”).

  SCI’s average net loss for the five years ended June 30, 2009 was ($828,816) per year or ($4,414,078) over the past five year period.

  Smart-Tek Solutions believes there are attractive investment opportunities in the current economic climate which have greater potential for significant financial returns than a continuing investment in SCI.

  Smart-Tek Solutions has the opportunity with the sale to increase funds available to grow its Smart-Tek Automated Services, Inc. business which has netted a profit of $730,000 through its first nine months of business and is growing at a fast pace.

  The sale will also remove SCI’s debt from the balance sheet which may help attract capital for Smart-Tek Solutions to grow its new operating business.

2. Current Management cannot afford and no longer desires to keep funding the cash shortage that SCI creates: As disclosed in the Company’s periodic filings during the period from December 31, 2008 to September 30, 2009 the Company had a significant working capital deficiency and satisfied its cash requirements primarily through loans from shareholders and its executive officers. Although the Company was able to generate revenues during the period, the Company was still unable to operate profitably as a consolidated entity and as a result Mr. Law personally paid for many of the Company’s ongoing reporting obligation expenses as well as the Company’s general working capital expenses, a number of which related to the growth of the business of the Company’s subsidiary. None of the $821,756 owed to Mr. Law relates to his employment agreement with the Company.

3. Strategic Positioning and Growth: The sale of the Smart-Tek Communications Inc. business will permit us to focus on our new line of business and provide the following anticipated benefits:

  Allow Smart-Tek Solutions to focus on its new business unit and identify and develop new opportunities in the unit.

  The new business unit will provide for growth in revenue and profitability as opposed to limited growth in the SCI business.

4. Experienced Leadership: The new business unit is led by experienced directors and executives with the ability to grow the company. With one main product line, the management team will be well equipped to direct the strategies and operation towards building value for shareholder by tailoring business practices and execution to fit the unique nature of their assets and business.

5. Better Access to Capital: Management believes that by focusing on one business line that is fast growing and profitable, that the access to capital would increase thus providing for growth by acquisition as well as organically.

6. Fairness of Consideration: The board of directors received a fairness opinion from The EMCO/ Hanover Group dated November 13, 2009 which concluded that the terms of the sale are fair, from a financial viewpoint to Smart-Tek Solutions and the Shareholders.

March 1, 2010:
Smart-Tek Solutions Inc’s (“STTN”) board decided it was in the best interest of the company and in the best interest of the shareholders to discontinue the operations of Smart-Tek Communications Inc. (“SCI”).

Subsequently Perry Law expressed a desire to continue SCI on his own and offered to acquire SCI in exchange for the debt that STTN owed him through SCI. To facilitate the transaction, on March 12, 2010, Perry Law tendered his letter of resignation as Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the issuer to be effective that same day. Perry continued as a Director STTN and as President of Smart-Tek Communications.

March 12, 2010:
A Form 8-K was filed disclosing the resignation of Perry Law as an officer of STTN.

April 19, 2010:
A preliminary proxy was filed concerning the vend-out of SCI to Perry Law. Filing included copies of the transaction agreement and a 3rd party valuation of the transaction. The intent was to have the vend-out completed prior to the June 30, 2010 fiscal year-end.

The Vend-out was put on hold while the company was responding to comments received. However due to the delay, the company absorbed additional losses

As a result of putting the vend-out on hold the company suffered addition operating losses incurred by SCI in the audited fiscal year ended June 30, 2010 and the, September and December 2010 quarters. Note that SCI’s June 30, 2010 audit fee was over $100,000.

Smart-Tek Automated Services, Inc. is mainly a PEO business and as such is required to file year-end payroll tax returns for their clients to the Federal government and in every state that they transact business. To accommodate and simplify the accounting process and filing for these returns (i.e. the business cycle of Smart-Tek Automated Services, Inc.) it made sense to change the company’s year-end to December 31, 2010.

Process Subsequent to December 31, 2010

On February 4, 2011, STTN’s board decided it was in the best interest of the company to proceed with changing STTN’s reporting year end to December to facilitate the PEO business.

The December 31, 2010 Form 10Q disclosed that SCI’s business continued to decline and continued to incur losses. That coupled with the auditors quoting another $100,000 to do the December 31, 2010 transitional audit of SCI, it was determined in the best interest of the company that SCI should either be discontinued or vended out to Perry Law.

To avoid the continued losses and expenses of operating the board felt it was in the best interest of the company to make a decision and take timely action. Therefore, on March 16, 2011 the company filed an amended preliminary proxy informing its shareholders that it was cancelling the shareholder meaning and that it would handle the transaction internally.

Perry Law once again reiterated that instead of shutting SCI down that he still would like to acquire SCI in exchange for amounts owed him by STTN through SCI.

Of the two options, it was decided in the best interest of the company to move forward with the vend-out as of July 1, 2010. As appropriate, Perry Law recused to participate on this decision.

On April 20, 2011, STTN filed a Form 8-K disclosing the change of fiscal year and the sale and discontinuation of the SCI subsidiary to its founder Perry Law

c)	Please explain to us why shareholder approval is not required to approve a transaction involving one of your directors under Nevada law.

Our response to comment one of the comment letter dated April 8, 2011 presented an analysis that a shareholder vote was not required to vend-out Smart-Tek Communications, so the issue is, would the vend-out to a director of Smart-Tek Solutions, Inc., change that finding.

Firstly, the actions taken by the directors should be in good faith and with a view to the interests of the corporation (NRS 78.138 section 1). In dealing in matters of business, directors are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation (NRS 78.138 section 3).

The information provided above clearly points to the directors believing they were acting in the best interest of the company. In addition, the directors exercise of power was on a informed basis, as evidenced on the above discussion which points to the directors knowledge of the financial results of SCI for the several past years including the September and December 2010 Quarters as well as the June 2010 fiscal year-end audited financial results.

Secondly, in dealing with whether transactions involving interested directors or officers can be restricted, the Nevada Revised Statute dealing with transactions involving interested directors is NRS 78.140 and is as follows:

NRS 78.140 Restrictions on transactions involving interested directors or officers; compensation of directors.
1. A contract or other transaction is not void or voidable solely because:
     (a) The contract or transaction is between a corporation and:
           (1) One or more of its directors or officers; or
           (2) Another corporation, firm or association in which one or more of its directors or officers are directors or officers or are financially interested;
     (b) A common or interested director or officer:
           (1) Is present at the meeting of the board of directors or a committee thereof which authorizes or approves the contract or transaction; or
           (2) Joins in the signing of a written consent which authorizes or approves the contract or transaction pursuant to subsection 2 of NRS 78.315; or
     (c) The vote or votes of a common or interested director are counted for the purpose of authorizing or approving the contract or transaction, if one of the circumstances specified in subsection 2 exists.
2. The circumstances in which a contract or other transaction is not void or voidable pursuant to subsection 1 are:
     (a) The fact of the common directorship, office or financial interest is known to the board of directors or committee, and the board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote or votes of the common or interested director or directors.
     (b) The fact of the common directorship, office or financial interest is known to the stockholders, and they approve or ratify the contract or transaction in good faith by a majority vote of stockholders holding a majority of the voting power. The votes of the common or interested directors or officers must be counted in any such vote of stockholders.
     (c) The fact of the common directorship, office or financial interest is not known to the director or officer at the time the transaction is brought before the board of directors of the corporation for action.
     (d) The contract or transaction is fair as to the corporation at the time it is authorized or approved.
3. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee thereof which authorizes, approves or ratifies a contract or transaction, and if the votes of the common or interested directors are not counted at the meeting, then a majority of the disinterested directors may authorize, approve or ratify a contract or transaction.
4. The fact that the vote or votes of the common or interested director or directors are not counted for purposes of subsection 2 does not prohibit any authorization, approval or ratification of a contract or transaction to be given by written consent pursuant to subsection 2 of NRS 78.315, regardless of whether the common or interested director signs such written consent or abstains in writing from providing consent.

     5. Unless otherwise provided in the articles of incorporation or the bylaws, the board of directors, without regard to personal interest, may establish the compensation of directors for services in any capacity. If the board of directors establishes the compensation of directors pursuant to this subsection, such compensation is presumed to be fair to the corporation unless proven unfair by a preponderance of the evidence.

The agreement to vend-out SCI to Perry Law was between STTN and one of its directors, Perry Law. However, based on NRS 78.140, this agreement is not void or voidable if the fact of the common directorship is known to the board of directors, and the board authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote or votes of the common or interested director or directors. In this case the final board approval of the vend-out was carried by two of the three directors, with Perry Law being the third director recusing to vote.

In addition, this agreement is not void or voidable contract or transaction, if the contract is fair as to the corporation at the time it is authorized or approved.

A key Nevada court case concerning a contract between a corporation and an officer, Schoff v. Clough, 79 Nev. 193,380 P.2d 464, 1963, holds that such contract is not void or voidable except for unfairness or fraud. This case was an action to set aside the purchase of a mining claim owned by one of the officers of the company, and to recover the purchase price paid for the purchase. The plaintiff claimed the following: that the amount paid for the purchase “unreasonably reduced" the cash funds of the corporation; that said claim was worth little or nothing and left the corporation in bad financial straits; and that the action of the corporation's board of directors, one of whom was the respondent, in authorizing the purchase was not in the best interests of the corporation. The trial court made formal findings that the mining claim was worth at least what was represented at the time of the sale, and that respondent did not act unfairly or dishonestly with the corporation in the transaction. The court concluded that, because of uncontradicted evidence that the mining claim had a value of at least what was represented at the time of the sale, there was no fraud or intentional wrongdoing on the part of respondent.

Concerning STTN, there was a valuation of the transaction by a disinterested outside service which determined that the transaction was fair to the corporation.

In conclusion, based on the above analysis, the agreement with Perry Law not void or voidable, that being the case the analysis presented for Comment one of the comment letter dated April 8, 2011, that a shareholder vote was not required to vend-out Smart-Tek Communications would still apply.

2. We note your response to comment 2 of our letter dated April 8, 2011. Please revise your disclosure to specify why you did not hold an annual meeting in fiscal 2010.

Response

The company had disclosed that it was planning on holding its annual shareholders meeting on July 1, 2011. The Company is running a little behind that schedule. The annual shareholder meeting is being held on July 29, 2011 as evidenced by the 14A definitive proxy filed on June 28, 2011.

3. Please amend to Form 8-K filed on April 20, 2011 to reconcile the different dates provided for the disposition of Smart-Tek Communications Inc. in Item 8.01 and Exhibit 99.1 (July 1 vs. July 12) and file all agreements relating to such sale as exhibits. Please provide a detailed legal analysis as to the manner by which the transaction was effected under federal securities laws as of July 2010 when the company had a PRE 14A in file until March 16, 2011 indicating that such sale was subject to shareholder vote.

Response

a)	Amended 8-K: An amended 8-K was filed on June 27, 2011, with the date corrected plus agreements included.

b)

Detailed legal analysis as to the manner by which the transaction was effected under federal securities laws as of July 2010 when the company had a PRE 14A in file until March 16, 2011 indicating that such sale was subject to shareholder vote.

	1)	The requirements followed in reporting the change in fiscal year was Section 1360 “Changes in Fiscal Year” from the Division of Corporate Finance – Financial Reporting Manual.

2)

The Smart-Tek Solutions Inc. transitional December 31, 2010 Form 10KT included restated financials since the Smart-Tek Communications Inc. subsidiary had been sold and was improperly included in the December 2010 Form 10Q. The September 2010 Form 10Q also improperly included the Smart-Tek Communications Inc. subsidiary and a restated September 2010 Form 10Q will be filed no later than July 8, 2011.

3)

The PRE 14A indicated such sale required shareholder vote to be approved. This was in error, for as discussed in comment one of the comment letter dated April 8, 2011, an analysis was presented that a shareholder vote was not required to vend-out Smart-Tek Communications.

Concerning the cancellation of the special meeting of shareholders, we could not find any rules pertaining to the cancellation of such a meeting or of the preliminary proxy statement. However, “Best Practices” would most likely suggest that an 8-K be filed explaining that the special shareholders meeting would be cancelled including an explanation why. This appears to be consistent with what was done when a special shareholders meeting was cancelled subsequent to a definitive proxy having been delivered. Therefore to be in accordance with “Best Practices”, an amended Form 8-K was filed today, June 28, 2011 concerning the cancelled special shareholders meeting including the reasons for the cancellation.

Form 10-K for the Fiscal Year ended June 30, 2010

Consolidated Statements of Operations and Comprehensive Income (Loss), page 3.

4. We note your response to comment four from our letter dated April 8, 2011. Your response only addressed how you determined the effect of exchange rates on cash in your Consolidated Statement of Cash Flows. More specifically, you did not explain why your currency translation adjustment for the years ended June 30, 2010 and 2009 in your currency rates on cash in your Consolidated Statements of Changes in Stockholders’ Deficiency is exactly the same as your effects of exchange rates on cash in your consolidated Statements of Cash flows. Please advise.

Response

Explanation of agreement between currency translation adjustment and effect of exchange rates on Consolidated Statement of Cash Flows

For the years ended June 30, 2010 and June 30, 2009 the unconsolidated parent -Company had no non-US operations. The Company's subsidiary, Smart-tek Communications Inc., had no non-Canadian operations.

Neither company reported a currency translation adjustment on their individual non-consolidated financial statements.

The only item to give rise to a currency translation adjustment in the years ended June 30, 2010 and June 30, 2009 was the conversion of the subsidiary's accounts into US dollars for consolidation reporting.

The currency translation on consolidation was the net adjustment required to report the Canadian account balances in USD. Any gain or loss on this adjustment, as reported by the “Currency translation adjustment” line on the Consolidated Statements of Operations and Comprehensive Income (Loss), was a non-cash transaction.

As such, 100% of the currency translation adjustment on consolidation was attributable to an adjustment of USD cash flow, as represented by the, "Effects of exchange rates on cash" disclosure included in the Consolidated Statements of Cash Flow.

The “Currency translation adjustment” line was not netted in “Net income (loss)” as reported on the Consolidated Statements of Operations and Comprehensive Income (Loss) or the Consolidated Statements of Changes in Stockholders’ Deficiency. It was reported as a separate line on these statements.

As noted above, this line agreed to the currency translation adjustment as reported on the Consolidated Statements of Cash Flows due to the specific nature of the translation adjustment on consolidation.

Shareholders Loans, page 12

5. We refer to your responses to comment five from our letter dated April 8, 2011. However, we believe that since this transaction took place between an individual and an entity rather than between parent and subsidiary entities and between subsidiaries of a common parent, the exception criteria mentioned in ASC 835—30-45-3 does not apply. Further it does not appear that Mr. Law control the registrant. As such, we are reinstating our prior comment five from our letter dated April 8, 2011.

Response

The error is on our part. Since Perry Law is the sole Director and sole officer of Smart-Tek Communications, his name is sometimes used in place of the subsidiary’s name. The loan was made between the parent Smart-Tek Solution Inc. and the subsidiary Smart-Tek Communications. In addition, the time frame that the amount was loaned, Mr. Law was in control of both the parent and the subsidiary and through the time the subsidiary was sold (effective July 1, 2010), Mr. Law was in control of both the Parent and Subsidiary.

FASB Accounting Standards Codification 835-30-15 deals with interest, the imputation of interest, scope and scope exceptions. 835-30-15-3 specifically deals with exceptions to the need for imputation of interest. Subsection (f) says that transactions between parent and subsidiary entities and between subsidiaries of a common parent do not need to impute interest. Since the loan was was between the parent Smart-Tek Solutions Inc. and Smart-Tek Communications, and Mr. Perry Law in control of both entities, it can be deemed that the transaction was between the parent and the subsidiary and therefore exempt from the requirement to impute interest on the debt carried on the books.

Form 10-KT for the transitional period from July 1, 2010 to December 31, 2010

Financial Statements, page F-1

6. We note that this transitional Form 10-KT also reflects the sale and discontinuation of the SCI subsidiary to it founder Perry Law. However, it is unclear to us why the weighted average number of shares outstanding used in the earnings per share calculation significantly differs from your Form 10-Q for the six months ended December 31, 2010 filed on February 11, 2011. Please disclose what has changed and provide disclosure as required by ASC 250. If the changes are material, please file Item 4.02 of Form 8-K.

Response

Explanation of change in reporting of weighted average of shares outstanding between transitional form 10-KT and form 10-Q for the six months ended December 31, 2010

The unaudited form 10-Q erroneously reported the balance of shares outstanding at December 31, 2010 as the weighted average of shares outstanding for the six month period ended December 31, 2010.

The audited form 10-KT reported the correct weighted average of shares outstanding for the six month period ended December 31, 2010.

The effect of the misstatement is that earnings per share as reported on the unaudited form 10-Q was overstated by $0.01 per share. Using the guidance provided by ASC 250, S99 SEC Materials (SAB Topic 1.M, Assessing Materiality), the Company does not believe there is a material misstatement in the form 10-Q. As noted in SAB Topic 1.M, Assessing Materiality:

      “Under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both "quantitative" and "qualitative" factors in assessing an item's materiality.”

As a material misstatement has not occurred there is not a requirement, in the Company’s opinion, to file Item 4.02 of Form 8-K.

Summary of Significant Accounting Policies, page F-6

7. We note your statement on F-6 that, “On July 1, 2010, the Company completed the disposition of the Company’s wholly owned subsidiary Smart-Tek Communications, Inc. to its president and founder Perry Law.” Tell us why this disposition was not disclosed or accounted for in your previously issued financial statements.

Response

The September 2010 Form 10Q improperly included the Smart-Tek Communications Inc. subsidiary and a restated September 2010 Form 10Q will be filed no later than July 8, 2011. Also, please see the response to comment number 3.

Workers compensation claims reserve, page F-7

8. Tell us how you record workers compensation claims reserve. Show us the journal entries used to record this reserve.

Response

Smart-tek Automated Solutions, Inc., the Company’s wholly owned subsidiary, records a long-term asset for amounts it is billed by its workers compensation insurance carrier for the purposes of maintaining a sufficient collateral fund at the disposal of the insurance carrier to pay for workers compensation claims under Smart-tek’s policy.

The journal entry is to debit Workers Compensation Claims Reserve for the amount billed and a corresponding credit to cash. (1)

As claims are paid by the carrier, the Company pays the actual claims cost directly to the carrier and charges workers compensation loss expense and credits cash. (2)

Only when all claims are paid out and settled, will the claims reserve paid in be returned. (3). The amount returned may either be paid directly to the Company or rolled over into a subsequent policy year. The claims reserve will be paid and or credited, net of any unpaid claims that the carrier has not billed to the Company at the time of closeout.

	Debit	Credit
(1) Workers Compensation Claims Reserve Cash	xxxxx	xxxxx

(2) Workers Compensation loss expense Cash	xxxxx	xxxxx

(3) Cash	xxxxx
Workers Compensation Claims Reserve		xxxxx

Discontinued operations, page F-12

9.

We note on July 1, 2010 you sold your wholly owned subsidiary, Smart-Tek Communications Inc., to its president and founder. Perry Law, in exchange for the debt owed to Mr. Law by the Company. We also note that you recognized a gain on disposition of this subsidiary. Since Mr. Law is a elated Party, tell us why you believe it is appropriate to recognize a gain rather than a capital transaction. Please refer to ACS 470-50-40-2.

Response:

As noted, the Company has recorded a gain on the disposition of its wholly owned subsidiary, Smart-tek Communications Inc. The Company believes this to be the correct accounting treatment as the underlying transaction was the sale of an asset and not the extinguishment of a debt. The gain realized and recorded by the Company was a gain on the disposal of the subsidiary.

Although the consideration received as proceeds of the sale was the debt owed by Mr. Law, a related party, the Company does not believe that ASC 470-50-40-2 applies. More specifically, the guidance provided in ASC 470-540-40-2 states, “Moreover, extinguishment between related entities may (emphasis added) be in essence capital transactions.

On its own the Company had no plans to extinguish or otherwise dispose of Mr. Law’s debt. Without the sale of the subsidiary the debt would not have been extinguished. As such, the Company believes the underlying transaction was the sale of the subsidiary, that the recording of a gain on disposition was the proper accounting treatment and that ASC 470-50-40-2 does not apply.

In response to these comments, the company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing:

  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/x/ Brian Bonar

Brian Bonar
CEO, Director